 1-A POS LIVE 0001736865 XXXXXXXX 024-10832 false false false Golden Developing Solutions, Inc. NV 1998 0001736865 7389 82-2911016 1 0 900 RR 620 SO. #C101-143 AUSTIN TX 78734 623-826-5206 John E. Lux, Esq. Other 0.00 0.00 0.00 0.00 0.00 11454.00 25000.00 36454.00 -36454.00 0.00 0.00 0.00 0.00 -35643.00 0.00 0.00 Common Stock 95208026 38089W103 OTC Markets, Pink Open Market 0 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 250000000 0.0250 6250000.00 0.00 0.00 0.00 6250000.00 John E. Lux, Esq. 25000.00 John E. Lux, Esq. 2500.00 6250000.00 true false CO NY true